SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/17/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,896,384

8. SHARED VOTING POWER
1,474,289

9. SOLE DISPOSITIVE POWER
1,896,384
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,474,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,370,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.11%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,896,384

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,896,384
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,896,384 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.00%

14. TYPE OF REPORTING PERSON

IC
____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,896,384

8. SHARED VOTING POWER
1,474,289

9. SOLE DISPOSITIVE POWER
1,896,384
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,474,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,370,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.11%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,896,384

8. SHARED VOTING POWER
1,474,289

9. SOLE DISPOSITIVE POWER
1,896,384
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,474,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,370,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.11%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,896,384

8. SHARED VOTING POWER
1,474,289

9. SOLE DISPOSITIVE POWER
1,896,384
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,474,289


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,370,673 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.11%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed October 5, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per Amendment No. 2 to NRO's Schedule TO files on January 13, 2017, there are 47,419,670 shares of common stock outstanding. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors,LLC, a registered investment advisor. As of January 17, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,370,673 shares of NRO (representing 7.11% of NRO's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 3,370,673 shares of NRO include 1,896,384 shares (representing 4.00% of NRO's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity
Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP,
Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 3,370,673 shares of NRO beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,474,289 shares (representing 3.11% of NRO's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,896,384 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,474,289 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NRO's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the last 60 days the following shares of NRO were sold:

12/13/16		(22,687)		5.3492
12/14/16		(94,447)		5.3181
12/15/16		(57,962)		5.2955
12/16/16		(2,300)		        5.3096
12/22/16		(8,402)			5.2508
12/23/16		(500)			5.3020
12/28/16		(16,547)		5.2941
01/03/17		(27,681)		5.3695
01/04/17		(54,833)		5.4251
01/06/17		(42,000)		5.4892
01/09/17		(15,800)		5.4943
01/09/17		(37,823)		5.4740
01/10/17		(19,324)		5.4228
01/11/17		(8,654)			5.4300
01/17/17		(1,920,610)		5.8100


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/18/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.